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                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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CRANDON CAPITAL PARTNERS,
Individually                               :
And On Behalf of All Others
Similarly Situated,                        :

              Plaintiff,                   :      Civil Action No. 17907

              -against-                    :

ROBERT I. LIPP, JAY S. FISHMAN, LESLIE B.  :
DISHAROON, SANFORD I. WEIL, KENNETH
J. BIALKIN, DUDLEY C. MECUM, FRANK J.      :
TASCO, ARTHUR ZANKEL, CITIGROUP
INC., and TRAVELERS PROPERTY CASUALTY      :
CORP.
                                           :
              Defendants.
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                             CLASS ACTION COMPLAINT

         Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

         1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Travelers Property Casualty Corp. ("TAP" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief in connection with a proposed transaction whereby Citigroup Inc. ("Citigroup") would buy the remaining TAP shares that it does not already own. Citigroup is the controlling shareholder of the Company, owning approximately 85% of the Company's outstanding shares. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed to the public stockholders of Travelers.


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                                     PARTIES

         2. Plaintiff is and, at all relevant times, has been the owner of shares of TAP common stock.

         3. TAP is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading provider of a broad range of insurance products for commercial markets, including workers' compensation, integrated disability and property insurance. TAP maintains its principal executive offices at One Tower Square, Hartford, Connecticut. TAP has approximately 57,340,000 shares of Class A common stock and 328,020,000 shares of Class B common stock.

         4. Defendant Robert I. Lipp ("Lipp") is Chairman of the Board of TAP. Lipp is also the Chairman and Chief Executive Officer of Citigroup's Global Business Department.

         5. Jay S. Fishman ("Fishman") is the President, Chief Executive Officer and a director of TAP.

         6. Leslie B. Disharoon ("Disharoon") is a director of TAP. Disharoon was also a director of Citigroup from 1986 through 1998.

         7. Sanford I. Weil ("Weil") is a director of TAP. Weil is also the Chairman and Chief Executive Officer of Citigroup.

         8. Kenneth J. Bialkin ("Bialkin") is a director of TAP.

         9. Dudley C. Mecum ("Mecum") is a director of TAP. Mecum is also a director of Citigroup.

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         10. Frank J. Tasco ("Tasco") is a director of TAP. Tasco was a director of Travelers Group from 1992 to 1998 prior to its merger with Citigroup.

         11. Arthur Zankel ("Zankel") is a director of TAP. Zankel is also a director of Citigroup.

         12. Defendant Citigroup is a corporation duly organized and existing under the laws of the State of Delaware. Citigroup is the majority owner of TAP, controlling 85% of the outstanding common stock and 98.3% of the total voting power of Class A and B stock. Citigroup maintains its principal executive offices at 153 East 53rd Street, New York, New York 10043.

         13. Because of their positions as officers/directors, and in the case of Citigroup as controlling shareholder of the Company, defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this case in its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders), who are threatened with injury arising from defendants' actions as is described more fully below.

         15. This action is properly maintainable as a class action.

         16. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 57 million shares of Class A common stock outstanding. There are thousands of record and beneficial stockholders who are members of the Class.

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         17. There are questions of law and fact common to the Class including, inter alia, whether:

         (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

         (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

         18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

         19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substan-tially impair or impede their ability to protect their interests.

         20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

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                             SUBSTANTIVE ALLEGATIONS

         21. On March 21, 2000, defendants announced that Citigroup and TAP had agreed to a transaction whereby Citigroup would make a cash tender offer to acquire all of the publicly held TAP common stock, which was not already owned by Citigroup, for approximately $41.50 per share.

         22. Citigroup seeks to take TAP private by squeezing out TAP's public shareholders at a price which is inadequate in light of TAP's recent trading price and earnings.

         23. TAP recently reported record earnings for the most recent fiscal quarter. On January 18, 2000, TAP reported 1999 4th quarter earnings of $347.7 million or $0.90 per share as compared to 1998 4th Quarter earnings of $345 million.

         24. Because of its control over the Board through majority ownership of the outstanding stock, Citigroup is in a position to dictate the terms of the proposed transaction so that the Individual Defendants have acceded to its wishes.

         25. The proposed transaction is unfair, inadequate, and provides value to TAP's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of TAP is materially greater than the consideration contemplated by the proposed transaction price, taking into account TAP's asset value, its expected growth, and its revenues and cash flow and earnings power.

         26. The proposed transaction is wrongful, unfair, and harmful to TAP public stockholders, and will deny Class members their right to share proportionately in the true value of TAP's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Citigroup.

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         27. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

         28. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of TAP's assets and businesses.

         29. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and Citigroup will succeed in its plan to exclude plaintiff and the Class from the fair proportionate share of TAP's valuable assets and businesses, to the irreparable harm of the Class.

         30. Plaintiff and the Class have no adequate remedy of law.

         WHEREFORE, plaintiff prays for judgment and relief as follows:

         (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

         (b) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

         (c) in the event the transaction is consummated, rescinding it and setting it aside;

         (d) awarding the Class compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

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         (e) awarding plaintiff its costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

         (f) granting such other and further relief as may be just and proper.

                                            ROSENTHAL, MONHAIT, GROSS
                                              & GODDESS, P.A.

                                            By:/s/ Illegible
                                               ---------------------------------
                                               Mellon Bank Center
                                               Suite 1401
                                               919 Market Street
                                               Wilmington, DE 19899
                                               (302) 656-4433
                                               Attorneys for Plaintiff

OF COUNSEL:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400